ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

BC FORM 51-901F

ANNUAL REPORT

Incorporated as part of:

Schedule A

X

Schedule C

ISSUER DETAILS:

Name of Issuer	ORKO SILVER CORP.
For Quarter Ended	January 31, 2007
Date of Report	April 2, 2007
Issuer Address	2610 – 1066 West Hastings Street Vancouver, BC V6E 3X2
Issuer Fax Number	(604) 684-4601
Issuer Telephone Number	(604) 684-4691
Contact Name	Gary Cope
Contact Position	President
Contact Telephone Number	(604) 684-4691
Contact Email Address	N/A
Web Site Address	N/A

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER UPON REQUEST.

Gary Cope

“Gary Cope”

2007/04/02

Name of Director

Sign (typed)

Date Signed (YY/MM/DD)

Ross Wilmot

“Ross Wilmot”

2007/04/02

Name of Director

Sign (typed)

Date Signed (YY/MM/DD)

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

SCHEDULE C:

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

(Dated April 2, 2007)

Management’s Responsibility for Financial Reporting

The accompanying financial statements have been prepared by management and are in accordance with Canadian Generally Accepted Accounting Principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the financial statements. Management maintains a system of disclosure controls and procedures designed to provide reasonable assurance that the assets are safeguarded and the financial and other factual information contained herein is accurate and reliable. Further, management has evaluated these controls and procedures and determined that they are appropriate and effective, and have so certified. In the current year, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

The Board of Directors approves the financial statements and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing.

Certain statements in this report may constitute forward-looking statements that are subject to risks and uncertainties. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they were made. See Notes to the Financial Statements regarding going concern, commitments, contingencies, legal matters, environmental matters and other matters, which could materially affect the Company’s future business, results of operations, financial position and liquidity.

Description of Business

On December 1, 2003, the Company entered into a joint venture with Minas Sanluis S.A. de C.V., a subsidiary of Wheaton River Minerals Ltd. (now Goldcorp Inc.), with Luismin, S.A. de C.V., and with Minera Thesalia, S.A. de C.V. to acquire an interest in the La Preciosa gold/silver project located in the State of Durango, Mexico. Under the terms of the agreement, Orko earns a 51 per cent interest in the project by incurring exploration and development expenditures of US$1 million over the next five years. The Company also issued 50,000 common shares to Minas Sanluis upon TSX Venture Exchange approval and a further 50,000 common shares were to be issued 12 months following the acceptance date. However, on March 3, 2006, the Company announced that it had reached an agreement with Goldcorp Inc. to acquire 100 per cent ownership of the La Preciosa Project. Pursuant to this new agreement, the Company is to acquire the remaining 25 per cent interest in La Preciosa from Goldcorp for consideration of US $1 Million to be satisfied by issuing to Luismin S.A. de C.V. (a subsidiary of Goldcorp) common shares of Orko at a deemed price of CDN $0.48 per share. In June 2006, the Company issued 2,378,750 shares to Luismin S.A. de C.V. and acquired 100% of the La Preciosa property.

The La Preciosa property hosts tertiary-aged gold and silver bearing epithermal quartz vein systems, associated with barite and minor quantities of base metals. The vein trend is principally north/south, although there are subordinate, mineralized vein systems that run in an east/west direction. These east/west veins typically average 2.5 meters in width and yield higher gold values. The La Preciosa claims cover over 1,300 hectares and are located about an hour and a half from Durango, Durango State, Mexico.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

On June 21, 2004, the Company announced that it had acquired an option for a 51 per cent participation in a second property from Wheaton (now Goldcorp Inc.) through its subsidiary, Minas de Sanluis S.A. de C.V. The terms of this second option are similar to those of the first with Wheaton on the La Preciosa property. The Company is required to make expenditures of US$1 million over the next five years and to issue 100,000 common shares, the first 50,000 shares upon acceptance by the TSX Venture Exchange and the remaining 50,000 shares after one year from the date of approval. The property, termed “Santa Monica”, covers 16,000 hectares and is located in the Municipality of Panuco de Coronado, Durango State, Mexico, and is adjacent to the La Preciosa property. On February 8, 2007, the Company issued the second tranche of 50,000 common shares to Luismin S.A. de C.V.

In January 2005, the Company had retained a geophysics contractor to conduct an IP survey on the La Preciosa property. During the second quarter, the survey was completed and a number of targets were identified. In February 2005, management signed an agreement with Major Drilling de Mexico, S.A. de C.V. to undertake a drilling program, initially estimated at approximately 5,000 metres. In May, based on the results to that point, the Company extended the program for an additional 5,000 metres, and engaged a second drill capable of greater depths. The results of this extension were very encouraging, and the Company was able to release an Inferred Resource Estimate indicating an in-situ resource of approximately 22.3 million ounces of Silver – Equivalent, based on the assay results from 18 of its first 24 holes completed.

The Company has continued the drilling program and at this time, has completed the third, fourth and fifth phases, and subsequent to the quarter-end, continues to drill the property. The Company has now released assay results for 78 holes, and has been able to extend the strike length to 2.5 km. to date. At the site, two new core shacks have been constructed and a new road access route to southern targets completed. To date, a total of 118 holes have been drilled, representing 49,374 metres, and approximately 2,510 metres have been drilled of the sixth phase, mainly on Luz Elena targets. Of the 118 holes completed to date, assay results for only the first 76 holes were included in an updated “Inferred Resource Estimate-III” reported in March 2007 for an in-situ resource of approximately 39.3 million ounces of Silver – Equivalent.

On the Santa Monica property, an initial work program has been completed at this time, including mapping of the Mesa de los Panuqueños area, together with rock float sampling. Initial results from the sampling have been received and reported and management has contracted for an IP survey which commenced on March 18, 2007, over the sample area in the northeast and northwest sectors of the property.

On April 25, 2006 the Company had announced that it had signed an Option Agreement with Silver Standard Resources Inc. to acquire a 75 per cent interest in its “San Juan” property located in the state of Durango, Mexico. The San Juan property is immediately adjacent to the west of the Company’s La Preciosa property and Santa Monica Joint Venture. Under the terms of the Option Agreement, Orko Silver can earn a 75 per cent interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (a wholly owned subsidiary of Silver Standard Resources Inc.) by incurring exploration expenditures of US $750,000 over a three year period, and by issuing 40,000 common shares to Silver Standard upon acceptance of filing of the Option Agreement by the TSX Venture Exchange. Orko Silver has committed to incur exploration expenditures of not less than US $250,000 within the first year of the Option Agreement. In addition, upon exercising its option to earn a 75 per cent interest in the San Juan property, Silver Standard has a "Back-in Right" to increase its interest by 10 per cent, to a 35 per cent total interest in the Joint Venture by incurring the next US $750,000 in expenditures on the property. On May 16, 2006 the Company issued 40,000 common shares to Silver Standard as per the terms of the agreement for acquiring the 75 per cent interest in the San Juan property, and reconnaissance prospecting has commenced. In addition, an ASTER alteration satellite imagery study for the San Juan property has been completed and mapping is scheduled for the spring of 2007.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Results of Operations for the Three Months Ended January 31, 2007 and 2006:

In the three month period ended on January 31, 2007, the Company incurred significantly higher exploration costs of $1,430,856, of which $1,331,350 were on its La Preciosa property, as compared to $904,993 incurred in the same period last year. The Company also incurred exploration costs of $74,740 on the Santa Monica property compared to $30,687 incurred in the corresponding period last year. Of these costs incurred, drilling costs for the period aggregated $923,980, geological costs were $157,279, geophysical costs were $10,343, assay costs were $280,670, site costs were $13,803 and general exploration costs totaled $44,782.

In the three month period ended on January 31, 2007, the Company incurred significantly higher general expenses of $647,369 than were incurred in the same period last year of $250,877. The higher costs reflect management’s increased support of the exploration work this year and costs associated with increasing investor awareness of the Company’s progress to date.

For the period, investor relations costs of $114,026 and travel costs of $198,861 were significantly higher than those for the corresponding period last year of $42,197 and $40,445 respectively. The higher costs resulted from the necessary travel both overseas as part of the investor relations efforts and to the Company’s properties. Other costs were higher generally. Management fees rose 19 per cent to $39,500 in the three months ended January 31, 2007 from $33,200 incurred in corresponding period last year, and office, rent and communications also rose this period over the prior year period due to increases in staff support required. Also, the Company recorded a non-cash charge of $208,947 to earnings representing the imputed value of stock options granted to directors, officers and consultants, whereas there was no such charge recorded in same period last year.

Overall, the Company incurred a loss of $2,078,195 or $0.03 per share for the three month period ended January 31, 2007, whereas in corresponding period last year, the loss was $1,103,441 or $0.03 per share. The dramatic increase is again attributable to the significantly higher exploration costs, higher investor relations costs, and the impact of the stock-based compensation expense.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Statement of Mining and Exploration Expenditures for the Period Ended January 31, 2007

MINING PROPERTIES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
Balance, October 31, 2006	$1,234,163	$21,000	$32,000	$1,287,163
Additions in the period:	-	-	-	-
Balance, January 31, 2007	$1,234,163	$21,000	$32,000	$1,287,163

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
YEAR-TO-DATE
Drilling	$923,980	$-	$-	$923,980
Geological	103,502	45,153	8,623	157,279
Geophysical	-	-	10,343	10,343
Assay	272,327	8,343	-	280,670
Site costs	8,003	-	-	13,803
General exploration	23,538	21,244	5,800	44,782
Total Expenditures for the year	$1,331,350	$74,740	$24,766	$1,430,856

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
TOTAL TO DATE
Drilling	$5,699,875	$-	$-	$5,699,875
Geological	512,061	45,153	8,623	565,838
Geophysical	96,712	-	10,343	107,055
Assay	538,206	8,343	-	546,549
Site costs	874,626	25,870	-	905,796
General exploration	117,297	26,061	5,800	143,358
Total Expenditures to date	$7,838,777	$105,427	$24,766	$7,968,971

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Selected annual financial information:

	For the year ended October 31, 2006	For the year ended October 31, 2005 (Restated)	For the year ended October 31, 2004 (Restated)
Total revenues	Nil	Nil	Nil
Loss before discontinued operations and extraordinary items:
(i) total for the year	7,065,743	2,608,215	512,973
(ii) per share	0.13	0.11	0.03
(iii) per share fully diluted	0.13	0.11	0.03
Net loss:
(i) total for the year	7,065,743	2,608,215	512,973
(ii) per share	0.13	0.11	0.03
(iii) per share fully diluted	0.13	0.11	0.03
Total assets	4,624,252	308,590	64,756
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared per-share	Nil	Nil	Nil

The loss for 2006 includes approximately $4.7 million in drilling and other exploration costs incurred on the La Preciosa property. The loss also includes $750,165 in stock-based compensation for options granted in 2006 and prior years.

The loss for 2005 includes approximately $1.8 million in drilling and other exploration costs incurred on the La Preciosa property. The 2005 loss also includes $136,650 in stock-based compensation for options granted in 2005 and prior years.

The loss for 2004 includes the write-off of the Red Lake property costs of approximately $66,000 incurred in 2003 following the Company’s decision not to proceed with further work on the property and recorded in the first quarter of the year. In the following quarters, only costs to sustain the Company were incurred, but in the fourth quarter, costs rose reflecting the initial geophysical work on the La Preciosa property. In 2003, the loss was comparable to that of 2004 coincidentally as the drilling costs incurred on the Red Lake property amounting to approximately $270,000 were included, together with the sustaining costs for the year.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Selected quarterly financial information:

	4th Quarter Ended October 31, 2007	3rd Quarter Ended July 31, 2007	2nd Quarter Ended April 30, 2007	1st Quarter Ended January 31, 2007
(a) Revenue				Nil
(b) Loss for period				2,078,195
(c) Loss per share				0.03
	4th Quarter Ended October 31, 2006	3rd Quarter Ended July 31, 2006	2nd Quarter Ended April 30, 2006	1st Quarter Ended January 31, 2006
(a) Revenue	Nil	Nil	Nil	Nil
(b) Loss for period	1,981,940	2,088,310	1,892,052	1,103,441
(c) Loss per share	0.03	0.04	0.04	0.03
	4th Quarter Ended October 31, 2005	3rd Quarter Ended July 31, 2005	2nd Quarter Ended April 30, 2005	1st Quarter Ended January 31, 2005
(a) Revenue	Nil	Nil	Nil	Nil
(b) Loss for period	931,547	986,201	555,994	134,473
(c) Loss per share	0.04	0.04	0.02	0.01

The first quarter (ended January 31, 2007) loss of $2,078,195 includes exploration costs of $1,430,856, primarily drilling of $923,980 on the La Preciosa property. The operating costs for this period were $647,369.

The 2006 fourth quarter loss of $1,981,940 includes exploration costs of $1,562,319, primarily drilling of $1,102,335 on the La Preciosa property. The operating costs for the quarter were $491,042. The 2006 third quarter loss of $2,088,310 includes exploration costs of $1,246,936, primarily drilling of $940,026 on the La Preciosa property. The operating costs of $852,868 reflect the costs associated with the high level of financing activity by the Company in the quarter. The 2006 second quarter loss of $1,892,052 includes exploration costs of $989,350, primarily drilling of $740,781 on the La Preciosa property. The operating costs of $913,294 reflect the costs associated with the high level of financing activity by the Company in the quarter. The 2006 first quarter loss of $1,103,441 includes exploration costs of $904,993, primarily drilling of $686,551 on the La Preciosa property. The operating costs of $247,439 for the quarter reflect the higher activity level of the Company over the comparable quarter in 2005, but are in line with the last quarter of fiscal 2005.

The losses for the last eight quarters have risen significantly due to the costs associated with exploration and drilling on the La Preciosa property. The loss in the fourth quarter of 2005 includes a $136,650 charge for stock-based compensation for issuances of options granted in the quarter and prior periods. In the first quarter of 2005, exploration expenditures were lower, yielding a smaller operating loss.

During 2004, the losses in the second and third quarters reflect the corporate sustaining costs, while the loss was higher in the first quarter due to the write-off of the Red Lake property, and in the fourth quarter, due to the initial exploration work and costs associated with financing completed in the first quarter of 2005.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Capital Stock:

Authorized: 100,000,000 Common shares without par value.

	Number of	Amount
	Shares	$

Balance, October 31, 2005	35,022,069	6,888,159

Issued during the year

For cash
Private placements, net of share issue costs	24,065,902	4,595,815
Exercise of options	215,000	48,200
Exercise of agent's options	333,425	100,028
Exercise of warrants	2,199,150	521,560

For services
Finders’ fees for private placements	957,000	556,041

For property
Issued for La Preciosa property	2,378,750	1,206,521
Issued for Santa Monica property	40,000	32,000

For interest expense	100,000	45,000

Transferred from contributed surplus
Exercise of options	–	26,150
Exercise of agent's options	–	96,393
Exercise of warrants	–	56,960

Balance at October 31, 2006	65,311,296	14,172,827

Issued during the year

For cash
Exercise of options	50,000	12,750
Exercise of agent's options	150,917	45,275
Exercise of warrants	6,211,245	2,488,322

Transferred from contributed surplus:
Exercise of options	–	6,950
Exercise of agent's options	–	43,630
Exercise of warrants	–	691,726

Balance at January 31, 2007	71,723,458	17,461,480

Issued subsequent to the period end

For cash
Exercise of options	25,000	13,500
Exercise of agent's options	195,658	58,697
Exercise of warrants	5,566,787	2,169,715

For property
Issued for Santa Monica property	50,000	29,000

Transferred from contributed surplus:
Exercise of options	–	6,000
Exercise of agent's options	–	56,565
Exercise of warrants	–	552,514

Balance at February 28, 2007	77,560,903	20,347,471

Warrants:

Warrant activity since October 31, 2005 is presented below:

	Number	Purchase Price
	of Shares	per Share

Outstanding, October 31, 2005	5,329,343	0.23
Issued	22,871,327	0.48
Exercised	(2,199,150)	0.24

Outstanding, October 31, 2006	26,001,520	0.45
Issued	150,917	0.40
Exercised	(6,211,245)	0.40

Outstanding, January 31, 2007	19,941,192	0.47
Issued	195,658	0.40
Exercised	(5,566,787)	0.40
Outstanding, February 28, 2007	14,570,063	0.50

The following table summarizes the warrants outstanding at January 31, 2007 and February 28, 2007:

Number of Shares
January 31, 2007	February 28, 2007	Exercise Price	Issue Date	Expiry Date
1,195,000	1,195,000	0.20	March 14, 2005	March 14, 2007
2,401,000	1,801,000	0.30	August 17, 2005	August 17, 2007
112,343	112,343	0.35	August 17, 2005	August 17, 2007
4,741,129	-	0.40	February 3, 2006	February 3, 2007
9,011,520	8,981,520	0.50	March 2, 2006	September 2, 2007
2,480,200	2,480,200	0.78	May 23, 2006	May 23, 2008

19,941,192	14,570,063

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Options:

In 2003, the Company adopted a rolling stock option plan to grant options to directors, officers, employees, dependent contractors and consultants of the Company. Under the plan, the Board has the discretion to issue the equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Stock option activity since October 31, 2005 is presented below:

	Number of Shares	Weighted Average Exercise Price

Outstanding, October 31, 2005	3,030,000	0.26
Granted	4,210,000	0.54
Exercised	(215,000)	0.22
Cancelled	(550,000)	0.55
Expired	(260,000)	0.22

Outstanding, October 31, 2006	6,215,000	0.45

Granted	25,000	0.49
Exercised	(50,000)	0.26

Outstanding, January 31, 2007	6,190,000	0.45
Granted	300,000	0.58
Exercised	(25,000)	0.54
Outstanding, February 28, 2007	6,465,000	0.46

The following table summarizes the stock options outstanding at January 31, 2007:

Number of Shares
January 31, 2007	February 28, 2007	Exercise Price	Issue Date	Expiry Date
840,000	840,000	0.11	October 21, 2003	October 21, 2008
75,000	75,000	0.13	November 30, 2004	November 30, 2009
100,000	100,000	0.25	January 28, 2005	January 28, 2010
25,000	25,000	0.30	April 11, 2005	April 7, 2007
50,000	50,000	0.24	April 22, 2005	April 22, 2007
150,000	150,000	0.40	June 16, 2005	June 16, 2007
200,000	175,000	0.54	August 30, 2005	August 30, 2007
1,065,000	1,065,000	0.45	September 21, 2005	September 21, 2007
1,910,000	1,910,000	0.55	March 3, 2006	March 3, 2011
300,000	300,000	0.47	March 23, 2006	March 23, 2011
1,450,000	1,450,000	0.55	September 11, 2006	September 11, 2007
25,000	25,000	0.49	November 1, 2006	November 1, 2011
	300,000	0.58	February 6, 2007	February 6, 2012

6,190,000	6,465,000

Agents Options:

During the year ended October 31, 2006, the Company issued 680,000 agent options to purchase 680,000 units in connection with the financing described in note 5(b)(i). Agent option activity since October 31, 2005 is presented below:

	Number of Units	Exercise Price per Unit

Outstanding, October 31, 2005	–	–
Granted	680,000	$0.30
Exercised	(333,425)	0.30

Outstanding, October 31, 2006	346,575	0.30
Exercised	(150,917)	0.30

Outstanding, January 31, 2007	195,658	0.30
Exercised	(195,658)	0.30
Outstanding, February 28, 2007	-	-

Shares in Escrow:

Nil.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS FOR THE THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Financial Position:

The Company’s financial position increased from the opening level of $3,215,748 at the beginning of the period to the period end level of $3,540,147 comprised of cash on hand of $1,040,147 and $2,500,000 in short-term investments. The increase primarily reflects the proceeds received from the issuance of common shares from the exercise of warrants during the period in the amount of $2,546,347.

 The Company issued 50,000 shares on the exercise of options receiving proceeds of $12,750, issued 150,917 agent’s units on the exercise of agent’s options receiving proceeds of $45,275, and issued 6,211,245 shares from the exercise of warrants for proceeds of $2,488,322.

The loss for the period ended January 31, 2007 of $2,078,195, after adjustments for non-cash items and changes in non-cash working capital, amounted to a $2,221,948 cash requirement.

In summary, the aggregate net cash inflows from financing activities this quarter, which totaled $2,546,347 funded the adjusted cash operating loss for the period of $2,221,948 and cash of $3,540,147, comprised of cash on hand of $1,040,147 and $2,500,000 in short-term investments, remained at quarter end available to fund the Company’s ongoing drilling program for the La Preciosa property and more advanced exploration of Santa Monica and San Juan.

Furthermore, subsequent to the quarter end to February 28, 2007, the Company’s outstanding agent options and warrants were fully exercised and together with additional exercises of other warrants and options outstanding, the Company received additional cash proceeds of $2,241,912 in the month.

Commitments:

Pursuant to the terms of the option agreement, the Company has expenditure commitments on the Santa Monica property, and must issue 50,000 common shares for the property following one year from the date of approval. These shares were issued to the optionor on February 9, 2007. The Company must incur exploration expenditures to earn its working interest on both the Santa Monica and San Juan properties. The timetables for the required expenditures are as follows:

	Santa Monica	San Juan
	(US$)	(US$)
Year 1	75,000	250,000
Year 2	100,000	-
Year 3	125,000	500,000
Year 4	250,000	-
Year 5	450,000	-

At January 31, 2007, the Company had not incurred the prescribed level of expenditures on the Santa Monica property. However, Goldcorp had acknowledged the Company’s focus on La Preciosa and its commitment of funds to this exploratory work, and has accepted the Company’s commitment to meet the required expenditures on the Santa Monica property in the near term. As reported above, the Company is active on the property and has completed mapping the Mesa de los Panuquenos area and extensive rock float sampling.

On April 25, 2006 the Company had announced that it had signed an Option Agreement with Silver Standard Resources Inc. to acquire a 75 per cent interest in the San Juan Property located in the state of Durango, Mexico. The San Juan Property is immediately adjacent to the west of the Company’s La Preciosa Project and Santa Monica Joint Venture. Under the terms of the Option Agreement, Orko Silver can earn a 75 per cent interest in the San Juan Property from Silver Standard Mexico S.A. de C.V. (a wholly owned subsidiary of Silver Standard Resources Inc.) by incurring exploration expenditures of US $750,000 over a three year period and by issuing 40,000 common shares to Silver Standard upon acceptance of filing of the Option Agreement by the TSX Venture Exchange. Orko Silver has committed to incur exploration expenditures of not less than US $250,000 within the first year of the Option Agreement. In addition, upon exercising its option to earn a 75 per cent interest in the San Juan Property, the agreement provides that Orko Silver grant Silver Standard a "Back-in Right" to increase its interest by 10 per cent, to a 35 per cent total interest in the Joint Venture by incurring the next US $750,000 in expenditures on the property. On May 16, 2006, the Company issued 40,000 common shares, valued at $32,000, to Silver Standard as per the terms of the agreement for acquiring the 75 per cent interest in the San Juan property.

In summary, management believes it has adequate working capital to meet its short-term obligations and plans on all properties but anticipates that additional working capital will be required and will be met by additional placements of its common shares with investors.

Related Party Transactions:

As at January 31, 2007, due to related parties consists of $4,876 (2006 – $nil) payable to an officer of the Company for management fees and $75,561 (2006 – $nil) payable to a company controlled by a director of the Company for exploration expenditures. These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

During the quarter ended January 31, 2007 the Company entered into the following transactions with related parties. A company controlled by a director of the Company incurred $464,863 (2006 – $104,529) in exploration expenditures on behalf of the Company. An officer and companies controlled by officers of the Company earned management fees of $39,500 (2006 – $33,200).

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

Investor Relations:

On May 11, 2006, the Company announced that pursuant to an agreement dated May 1, 2006, it had retained Meridian Capital International Ltd. ("Meridian") of Vancouver, British Columbia to provide corporate finance advisory services to the Company. The agreement is on a month to month basis and may be terminated by either party on not less than 30 days written notice. Meridian is an investment banking and corporate advisory firm and will be providing Orko with corporate finance advice, assisting in capital raising activities, identifying and assisting with potential joint ventures, acquisitions and strategic alliances and with public awareness campaigns.

Changes in Accounting Policies (Including Initial Adoption):

None.

Subsequent Events:

(a)

On February 8, 2007, the Company issued 50,000 common shares to Minas Sanluis to fulfill its obligations under the Santa Monica option agreement as described in Note 4(b).

(b)

On February 6, 2007, the Company announced that it had granted 300,000 options to consultants at an exercise price of $0.58 per share for a period of five years.

(c)

On March 8, 2007, the Company announced that it had granted 2,000,000 options to directors, officers and consultants at an exercise price of $0.69 per share for a period of five years.

(d)

In the month of February 2007, the Company received $2,241,912 from the exercise of warrants, agent options, agent warrants and options.

Additional information:

Additional information relating to the Company may be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.